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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO.1)*



                         Advantica Restaurant Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 per share
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                         (Title of Class of Securities)

                                    00758B109
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                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (941) 262-8577
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 20, 2001
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                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              Page 1 of 5 pages



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        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.       00758B109                                            Page 2 of 5



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lloyd I. Miller, III                                ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [ ]

                                                                (b)    [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
        PF-OO**
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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        NUMBER OF          7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY               2,956,511***
         OWNED BY          -----------------------------------------------------
           EACH
        REPORTING          8      SHARED VOTING POWER
          PERSON                  2,172,258***
           WITH            -----------------------------------------------------

                           9      SOLE DISPOSITIVE POWER
                                  2,956,511***
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER
                                  2,172,258***
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,128,769
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.8%
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14      TYPE OF REPORTING PERSON
        IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
***SEE RESPONSE TO ITEM 5(b), HEREIN.
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                                                                     Page 3 of 5


 AMENDMENT NO. 1 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1.    Security and Issuer

        This constitutes Amendment No. 1 (the "Amendment") to the Statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), on October 23, 2000 (the "Statement"), relating to the Common Stock, par value $.01 per share of Advantica Restaurant Group, Inc. (the "Shares"). Advantica Restaurant Group, Inc. (the "Company") has its principal executive offices at 203 Main Street, Spartanburg, SC, 29319. The purpose of this Amendment is to report that since the filing of the Statement, 756,233 Shares which Miller did not actually own, but had a right to purchase with respect to the warrants Miller beneficially owned (the "Warrants"), have been cancelled and a change occurred in the percentage of Shares beneficially owned by Miller. On the date of the filing of the Statement, the number of issued and outstanding Shares was 40,078,543 and the percentage of Shares beneficially owned by Miller was 14.4%. Pursuant to Miller's voluntary renunciation of ownership of the Warrants, the Warrants were cancelled on December 20, 2001. Miller did not receive any consideration or promise or receipt of value by the Company or any third party in exchange for such renunciation. Pursuant to the Company's Quarterly Report on Form 10Q for the quarter ended September 26, 2001, filed on November 1, 2001, the number of outstanding shares on October 31, 2001 was 40,143,025 shares. Solely as a result of the cancellation of the Warrants, the percentage of Shares beneficially owned by Miller was reduced to 12.8%.

      Item 4. is hereby amended and restated as follows:

      Item 4. Purpose of the Transaction

      Miller considers his beneficial ownership reported herein of the 5,128,769 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company he beneficially owns. Miller was elected to the Company's board of directors on May 24, 2000. Other than serving as a board member, and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of the Schedule 13D.

      Item 5. is hereby amended and restated:

      Item 5. Interest in Securities of the Issuer

      (a) Miller is deemed to beneficially own 5,128,769 Shares (12.8% of the outstanding Shares, based on 40,143,025 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 26,
2001). As of the date hereof, 101,200 of such beneficially owned Shares are owned of record by Trust A-1; 124,800 of such beneficially owned Shares are owned of record by Trust A-2; 80,900 of such beneficially owned Shares are owned of record by Trust A-3; 1,400,484 of such beneficially owned Shares are owned of record by Trust A-4; 440,874 of such beneficially owned Shares are owned of record by Trust C, 450,600 of such beneficially owned Shares are owned of re cord by Milfam I, L.P.; 994,436 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 1,367,675 of such beneficially owned Shares (including options to purchase 15,000 Shares) are owned of record by Miller directly; 34,700 of such beneficially owned Shares are owned of record by Alexandra UGMA; 23,000 of such beneficially owned Shares are owned of record by Catherine Miller GST; 20,000 of such beneficially owned Shares are owned of record by Dail Miller; 25,500 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 18,500 of such beneficially owned Shares are owned of record by LLC; 19,500 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 15,100 of such
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beneficially owned Shares are owned of record by Lloyd IV UGMA; 7,500 of such beneficially owned Shares are owned of record by KSMTR; 2,000 of such beneficially owned Shares are owned of record by Tyler UGMA and 2,000 of such beneficially owned Shares are owned of record by Wylie UGMA.

      (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-1, Trust A-2, Trust A-3, Trust A-4, Trust C, Dail Miller, Tyler UGMA and Wylie UGMA and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR and Miller directly.

      (c) The table below details the transactions with respect to the Shares, effected by Miller during the past 60 days.


                                  TRUST A-4
  ------------------------------------------------------------------------
   Date of Transaction    Number of Shares Cancelled      Price per Share
  ------------------------------------------------------------------------
   12/20/01               352,743*                        N/A
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                                MILFAM I, L.P.
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   Date of Transaction    Number of Shares Cancelled      Price Per Share
  ------------------------------------------------------------------------
   12/20/01               14,205*                         N/A
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                               MILFAM II, L.P.
  ------------------------------------------------------------------------
   Date of Transaction    Number of Shares Cancelled      Price Per Share
  ------------------------------------------------------------------------
   12/20/01               383,293*                        N/A
  ------------------------------------------------------------------------

                             LLOYD I. MILLER, III
 -------------------------------------------------------------------------
  Date of Transaction     Number of Shares Cancelled      Price Per Share
 -------------------------------------------------------------------------
  12/20/01                5,992*                          N/A
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* Pursuant to Millers's voluntary renunciation of ownership of the Warrants, the Warrants were cancelled on December 20, 2001. Miller did not receive any consideration or promise or receipt of value by the Company or any third party in exchange for such renunciation.

      (d) Parties other than Miller have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.

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                                                                     Page 5 of 5

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2002

                                                   By: /s/ Lloyd I. Miller, III
                                                      -------------------------
                                                      Lloyd I. Miller, III